EXHIBIT 99.2

October 25, 2021

British Columbia Securities Commission
Alberta Securities Commission

We have read the statements made by Quaterra Resources Inc. in the attached copy of change of auditor notice dated October 25, 2021, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated October 25, 2021.

Yours very truly,

Chartered Professional Accountants